Filed by: Westar Energy, Inc.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Westar Energy, Inc.
Commission File Number: 001-03523
Date: August 25, 2016

{The following is an electronic message from Mark Ruelle, President and Chief Executive Officer of Westar Energy, Inc., to employees.}

Good afternoon.

Today we reached an important milestone with our proposed transaction with Great Plains Energy. This week both companies set their special shareholder meeting dates to vote on and approve the transaction. Although separate meetings, both companies will hold them at 10 a.m., September 26, 2016.

Also, this week we began mailing the joint proxy statement and prospectus to shareholders of both companies. In this mailing, we reiterated the benefits we expect to see as a result of acquiring and combining with Great Plains. Together our companies will create a leading Midwest energy utility well positioned to:

•	Realize significant operating and cost efficiencies as the result of a strong geographic fit and complementary customer mix;

•	Deliver long-term shareholder value through an enhanced operating platform;

•	Accelerate earnings per share growth with more predictability, while keeping customer rates low;

•	Deliver top-quartile total shareholder returns;

•	Maintain strong investment grade ratings with a solid free cash flow profile; and

•	Pursue increased attractive investment opportunities for the benefit of customers and shareholders.

By integrating with Great Plains Energy, we will be better positioned to deliver superior shareholder, customer and employee value than we would on a standalone basis.

During the next month, we’ll visit with shareholders to help them understand the merits of this transaction and encourage them to vote. As an employee, if you are also a shareholder of Westar Energy, I encourage you to read the proxy materials and vote FOR the proposals relating to the transaction. You will receive the proxy in the mail and can vote FOR the transaction by following the instructions in these materials. If you are not a shareholder, but would like to read the joint proxy statement/prospectus it can be found on the Westar Energy website at www.westarenergy.com/investors.

This is not only an exciting time for our company, but also an extremely busy and stressful time for the organization. As we work to bring together Westar and KCP&L, I appreciate your continued focus on running our day-to-day business and meeting our customers’ needs.

Mark

Important Information for Investors and Shareholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed transaction between Westar Energy, Inc. (“Westar Energy”) and Great Plains Energy Incorporated (“Great Plains”) on July 14, 2016, Great Plains filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that included a preliminary joint proxy statement of Great Plains and Westar Energy that also constitutes a prospectus of Great Plains. The registration statement was declared effective by the SEC on August 19, 2016, and Great Plains and Westar Energy commenced mailing the definitive joint proxy statement/prospectus to their respective shareholders on or about August 26, 2016. This material is not a substitute for the joint proxy statement/prospectus or registration statement or for any other document that Great Plains or Westar Energy may file with the SEC and send to Great Plains’ and/or Westar Energy’s shareholders in connection with the proposed transactions. INVESTORS AND SECURITY HOLDERS OF GREAT PLAINS AND WESTAR ENERGY ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors and security holders can obtain free copies of the proxy statement/prospectus and other documents filed with the SEC by Great Plains or Westar Energy through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Great Plains are available free of charge on Great Plains’ website at www.greatplains.com, in the “Investor Relations” tab near the bottom of the page, or by contacting Great Plains’ Investor Relations Department at 1-800-245-5275. Copies of the documents filed with the SEC by Westar Energy are available free of charge on Westar Energy’s website at www.westarenergy.com or by contacting Westar Energy’s Investor Relations Department at 785-575-8227.

Great Plains and Westar Energy and their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies with respect to the proposed transactions under the rules of the SEC. Information about the directors and executive officers of Great Plains may be found in its 2015 Annual Report on Form 10-K filed with the SEC on February 24, 2016, and definitive proxy statement relating to its 2016 Annual Meeting of Shareholders filed with the SEC on March 24, 2016. Information about the directors and executive officers of Westar Energy may be found in its 2015 Annual Report on Form 10-K filed with the SEC on February 24, 2016, and definitive proxy statement relating to its 2016 Annual Meeting of Shareholders filed with the SEC on April 1, 2016. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, are included in the joint proxy statement/prospectus that is filed with the SEC.

Forward Looking Statements

This communication contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 in connection with the proposed merger of Great Plains and Westar Energy. These statements include statements regarding describe nature of future statements, e.g. the anticipated closing date of the transaction or anticipated future results. Forward-looking statements may include words like “believe,” “anticipate,” “target,” “expect,” “pro forma,” “estimate,” “intend,” “guidance” or words of similar meaning. Forward-looking statements describe future plans, objectives, expectations or goals. Although Great Plains and Westar Energy believes that these statements are based on reasonable assumptions, all forward-looking statements involve risk and uncertainty. The factors that could cause actual results to differ materially from these forward-looking statements include those discussed herein as well as, without limitation, delays in completing the merger, including as a result of delays in obtaining regulatory approval or shareholder approval, changes in general economic conditions and regulatory and legislative changes that adversely affect the business in which Great Plains and Westar Energy are engaged. These forward looking statements speak only as of the date of this communication, and Great Plains and Westar Energy expressly disclaim any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement contained herein to reflect any change in Great Plains’ or Westar Energy’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. Please refer to the publicly filed documents of Great Plains and Westar Energy, including the most recent Forms 10-K and 10-Q, for additional information about Great Plains and Westar Energy and about the risks and uncertainties related to the business of each of Great Plains and Westar Energy which may affect the statements made in this communication.